IMRIS Inc.

Management Information Circular

March 23, 2012

This Management Information Circular (this “Circular”) and the accompanying form of proxy (the “Proxy”) are being sent to you in advance of the Annual Meeting of Shareholders (the “Meeting”) of IMRIS Inc. (the “Corporation”) to be held at 5:00 p.m. (CST) on May 14, 2012 at IMRIS’ Corporate Offices, 100-1370 Sony Place, Winnipeg, Manitoba, R3T 1N5.

This Circular includes information about the Corporation that the Corporation is required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

Except as otherwise stated, the information contained in this Circular is given as of March 23, 2012.

The Proxy

The Proxy is being solicited on behalf of management of the Corporation for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, directors, officers, employees and agents of the Corporation may solicit proxies by telephone, in writing or in person. The Corporation will pay for all costs of proxy solicitation.

The persons named in the Proxy are officers of the Corporation. You have the right to appoint a person or company (who need not be a shareholder of the Corporation) to represent you at the Meeting other than the persons designated in the Proxy. You may do so either by inserting the person’s name in the blank space provided in the Proxy, or by completing another proxy. A shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to the Chief Financial Officer of the Corporation at 100-1370 Sony Place, Winnipeg, Manitoba, R3T 1N5 or to the Corporation’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by facsimile to Computershare at 1-866-249-7775 or 1-416-263-9524, no later than 4:00 p.m. (EST) on May 10, 2012 or, if the Meeting is adjourned, 48 hours before any adjournment of the Meeting.

Revoking Your Proxy

In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the Canada Business Corporations Act (the “CBCA”) by depositing an instrument in writing executed by you or your attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used, or with the chairperson of the Meeting on the day of the Meeting or an adjournment thereof. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

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Voting Your Proxy

The officers of the Corporation named in the Proxy or any other person properly appointed by you as a proxy holder will vote or withhold from voting any common shares in the capital of the Corporation (“Common Shares”) held by you and in respect of which they have been appointed proxy holders in accordance with your directions on the Proxy. The common shares in the capital of the Corporation, held by you, will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for. In the absence of any direction from you, your Common Shares will be voted FOR the election of the directors named in this Circular and FOR the appointment of the auditors of the Corporation named in this Circular.

The management of the Corporation knows of no amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business should properly be brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Non-Registered Shareholders

Only registered holders of Common Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. Many shareholders are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead either (i) registered in the name of an intermediary (the “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, brokerage firms, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this Circular and the Proxy (collectively the “Meeting Materials”) to Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders of Commons Shares.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Shareholders. A Non-Registered Shareholder who has not waived the right to receive the Meeting Materials will either be given:

(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, in accordance with the directions of the Intermediary and which will constitute voting instructions which the Intermediary must follow; or

(b)	a form of proxy which has already been signed by the Intermediary (typically a facsimile signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. This form of proxy does not require the Intermediary to sign when submitting the proxy. In this case the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Computershare Trust Company of Canada, at Computershare Investor Services, Proxy Department, 9th Floor, 100 University Ave., Toronto, ON M5J 2Y1.

In either case, the purpose of these procedures is to permit the Non-Registered Shareholder to direct the voting of the Common Shares of the Corporation that the Non-Registered Shareholder beneficially owns. Should a Non-Registered Shareholder wish to attend and vote at the Meeting in person, (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert his or her name in the space provided for the purpose on the voting instructions form and return it in accordance with the directions of the Intermediary.

The Non-Registered Shareholder should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instructions form is to be delivered.

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A Non-Registered Shareholder may revoke a form of proxy or voting instructions form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure than an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Notice to United States Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, (as amended the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

Currency

In this Management Information Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars. All references to “dollars”, “$”, or “USD” are referring to United States dollars. Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

Common Shares

Only the holders of record of Common Shares at the close of business on April 9, 2012 (the “Shareholders”) are entitled to receive notice of the Meeting. Such Shareholders are entitled to vote at the Meeting unless their Common Shares have been transferred and the person to whom such Common Shares have been transferred has produced certificates representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has demanded, on or before the commencement of the Meeting, that their name be included on the list of the Corporation’s shareholders entitled to vote at the Meeting.

At the date hereof, 45,787,367 Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

The following table sets forth information regarding the beneficial ownership, direction or control of the Common Shares as of the date hereof with respect to any persons who, as of such date, are known to the directors or officers of the Corporation and who, directly or indirectly beneficially owns, or controls or directs, more than 10% of the votes attached to the Common Shares.

Name of Beneficial Owner	Number of Common Shares Held	Percentage of Voting Common Shares
H. David Graves(1)	11,899,371	26.0%

(1)	These shares are held in Norpine Holdings Inc. an investment company ultimately controlled by H. David Graves, Chairman and Chief Executive Officer of IMRIS Inc.

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ORDINARY MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements and Other Financial Information

The audited financial statements of the Corporation for the year ended December 31, 2011 (the “Financial Statements”) and the auditor’s report on the Financial Statements will be presented to shareholders at the Meeting. In accordance with the provisions of the CBCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

The Corporation has filed an Annual Information Form (the “AIF”) for its 2011 fiscal year and its 2011 Annual Consolidated Financial Statements and Management’s Discussion and Analysis of the Financial Statements on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of the Financial Statements and management’s discussion and analysis of the Financial Statements) required under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. In particular, the information that is required to be disclosed in Form 52-110F1 of National Instrument 52-110 may be found under the heading “Audit and Governance Committee” and “Pre-Approval of Audit and Non-Audit Services” in the AIF. Upon request, the Corporation will promptly provide copies of the AIF to shareholders free of charge.

2.	Election of Directors

The Board of Directors of the Corporation (the “Board”) currently consists of seven (7) directors. The persons named in the Proxy intend to vote FOR the election of the seven (7) nominees whose names are set forth below. Each director will hold office until the next annual meeting of the shareholders of the Corporation or until the election of his successor, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table sets forth the name, province and country of residence of each person proposed to be nominated by management for election as a director, all other positions and offices of the Corporation now held by that person, his principal occupation, the year in which he first became a director of the Corporation and the number of Common Shares that such person has advised the Corporation are beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular.

The Board has adopted an individual voting standard for the election of directors. In the event that any nominee for election receives more “withheld” votes than “for” votes, the Board will consider the result. If deemed to be in the best interest of the Corporation and its shareholders they may request that such nominee tender their resignation from the Board in a manner that facilitates an orderly transition. If the offer of resignation is accepted, the Board may appoint a new Director to fill the vacancy and will disclose this information by way of a press release.

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The Corporation has an Audit and Governance Committee and a Compensation Committee. The members of such committees are identified below:

Name, Province and Country of Residence and Position with the Corporation	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly

H. David Graves Manitoba, Canada Chairman of the Board & Chief Executive Officer	2005	Chief Executive Officer of the Corporation	11,899,371

Robert Burgess California, USA Director	2010	Independent Investor	-

Robert Courteau(2) Ontario, Canada Director	2006	President for SAP North America	72,500

Carey Diamond(1)(2) Ontario, Canada Director	2006	President and Chief Executive Officer, Whitecastle Investments Limited	2,887,585

William Fraser(1) Manitoba, Canada Director	2007	Corporate Director	20,000

Blaine Hobson(2) Ontario, Canada Director	2006	Managing Partner, Whitecap Venture Partners	303,506

David Leslie(1) Ontario, Canada Director	2007	Corporate Director	5,000

(1)	Member of the Audit and Governance Committee.
(2)	Member of the Compensation Committee.

The following are brief profiles of each of our directors, including a description of each individual’s principal occupation within the past five years. The information provided below has been provided to us by the individuals themselves and has not been independently verified by us.

H. David Graves, Chairman and Chief Executive Officer

Mr. Graves is a director and the Chief Executive Officer of the Corporation and the Chairman of the Board of directors. Mr. Graves has been the Chief Executive Officer since the Corporation’s formation in May 2005. Mr. Graves also served as President until January 1, 2010. From 1998 until 2005, Mr. Graves was the President and Chief Executive Officer of Centara Corporation, a venture capital firm. Prior to that, Mr. Graves was the founder and Chief Executive Officer of Broadband Networks Inc., a leading-edge developer of wireless telecommunications systems that was acquired by Nortel Networks Corporation in 1998. Mr. Graves is a graduate of the University of Manitoba faculty of Engineering and the Executive Marketing program at Queen's University and is a registered professional engineer. Mr. Graves serves on the Board of directors of Great-West Lifeco Inc., Great-West Life Assurance Company, Canada Life and London Life Insurance Company.

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Robert Courteau, Director

Mr. Courteau is member of the Compensation Committee and a director of the Corporation. For the past 25 years, Mr. Courteau has held senior management positions in the technology industry in Canada, the United States and internationally. Mr. Courteau is the President for SAP North America, having previously been the Chief Operating Officer for SAP Global Field Operations and before that President and Managing Director of SAP Canada Inc. from 2004 to 2008. Prior to joining SAP Canada, Mr. Courteau was the Executive Vice President responsible for Canadian sales and consulting services for EDS Corporation from 2002 to 2003. Mr. Courteau holds a Bachelor of Commerce degree from Concordia University, and in 2011, the University awarded him with an honorary Doctorate of Laws degree.

Carey Diamond, Director

Mr. Diamond is the Chairman of the Compensation Committee, a member of the Audit and Governance Committee and a director of the Corporation. Mr. Diamond has held senior management positions at Whitecastle Investments Limited, an investor in venture and later stage private companies, since 1989, and since 1998 has been its President and Chief Executive Officer. Since 2002, he has been Managing Director of Whitecap Venture Partners and since 2004, he has been Managing Director of Whitecastle Private Equity Partners. Mr. Diamond has served as a director of multiple public companies, including Globelle Corporation, PC Docs International Inc., Wescam Inc. and iMagicTV Inc. Mr. Diamond has also been an audit committee member for a number of these companies. In addition to sitting on the boards of various private companies, Mr. Diamond is a member of the Board of Directors and Vice-Chair of the Sunnybrook Health Sciences Centre and past Director and Vice Chair of the Baycrest Centre for Geriatric Care. He is a member of the Campaign Cabinet for United Way Toronto. Mr. Diamond holds a B.A. (Economics) degree from the University of Western Ontario and an LL.B. from Osgoode Hall Law School. He is a member of the Law Society of Upper Canada.

William Fraser, F.C.A., Director

Mr. Fraser is a member of the Audit and Governance Committee and a director of the Corporation. Mr. Fraser serves various companies as an independent corporate director. Mr. Fraser was the President and Chief Executive Officer, and a Director of Manitoba Telecom Services Inc. (MTS) from 1994 to 2006, and successfully led the transformation of the provincial crown corporation to a publicly traded corporation, and the third largest telecommunications company in Canada. Mr. Fraser was the Vice President Finance of MTS from 1986 to 1994, and prior to that was the Assistant Deputy Minister, Finance for the Government of Manitoba (1981-1986). Mr. Fraser is a Director and Chairman of the Board of Manitoba Hydro and is the Vice Chair and member of the finance committee of the Board of Directors for St. Boniface Hospital Foundation. Mr. Fraser has been a director of a number of other corporations and charitable organizations during his career. Mr. Fraser is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 2002.

Blaine Hobson, Director

Mr. Hobson is a member of the Compensation Committee and a director of the Corporation. Mr. Hobson is a venture capital investor and has been the Managing Partner of Whitecap Venture Partners since November 2003. Prior to that, Mr. Hobson was the Chief Executive Officer of several WhiteCap investee companies and is currently CEO of Protenergy Natural Foods Corporation. Mr. Hobson is a business executive with over 20 years of experience in start-ups and business turn-arounds in both the private and public sectors. Mr. Hobson has successfully led a number of entrepreneurial ventures and teams in the automobile, manufacturing, medical supply, telecom and investment industries. Mr. Hobson originally joined Whitecap Venture Partners in 1995 where, as an Executive Vice President, he led the Technology Practice, and held the role of "Entrepreneur in Residence". Since 2004, Mr. Hobson has also been a Managing Director of Whitecastle Private Equity Partners LP.

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David Leslie, F.C.A., Director

Mr. Leslie is the Chairman of the Audit and Governance Committee and a director of the Corporation. Mr. Leslie is an independent corporate director. Mr. Leslie was formerly the Chairman and Chief Executive Officer of Ernst and Young LLP from 1999 to 2004, and was a partner and held various senior management positions with the firm from 1977 to 2004. Mr. Leslie is a director of Enbridge, Inc.; Enbridge Gas Distribution, Inc.; Sobeys Inc.; Empire Company Ltd, a Trustee of the Crombie Real Estate Investment Trust; and is the Chairman of the Sunnybrook Health Sciences Centre. Mr. Leslie is a director of MaRS Innovation, a non-profit company involved with the commercialization of certain research generated by its non-profit members. Mr. Leslie is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 1991.

Robert Burgess, Director

Mr. Burgess has been an independent investor since December 2005. Mr. Burgess has served on the Board of Directors of Adobe Systems Incorporated since 2005 and in December 2011 was appointed to the Board of Directors of NVIDIA Corporation, a leader in visual computing with interactive graphics. He served as Chief Executive Officer of Macromedia, Inc., a provider of Internet and Multimedia software, from November 1996 to January 2005. He also served on the Board of Directors of Macromedia from November 1996 until December 2005, as Chairman of the Board of Macromedia from July 1998 until December 2005 and as Executive Chairman of Macromedia from January 2005 until December 2005, when Macromedia was acquired by Adobe. Prior to Joining Macromedia, Mr. Burgess held key executive positions at Silicon Graphics, Inc., a graphics computing company, and from 1991 to 1995 served as Chief Executive Officer and member of the Board of Directors of Alias Research, Inc., a publicly held 3D software company, prior to its acquisition by Silicon Graphics. Mr. Burgess holds a Bachelor of Commerce from McMaster University.

Penalties and Sanctions and Personal Bankruptcies

Other than as set out below, none of the nominees for election as directors:

(a)	is, as at the date hereof, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or,

(b)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

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Mr. Leslie served as a member of the Board of Directors of Canwest Global Communications Corp. from March 26, 2007 to January 14, 2009. On October 6, 2009, Canwest Global Communications Corp. voluntarily entered into, and successfully obtained, an Order from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the Companies’ Creditors Arrangement Act.

The information as to cease trade orders and bankruptcies, not being within the knowledge of the Corporation, has been furnished by the directors.

3.	Re-Appointment of Independent Auditors and Authorization of Directors to Fix Their Remuneration

It is intended to vote the Proxy solicited hereby for (unless the shareholder directs its Common Shares to be withheld from voting in the appointment of auditors) the re-appointment of Deloitte & Touche LLP (“Deloitte”), as independent auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. Deloitte has been the auditor of the Corporation beginning with the fiscal year ended December 31, 2005. The Corporation was formed on May 18, 2005 and therefore did not have auditors prior to that date.

The reappointment of Deloitte as auditors of the Corporation will be authorized if it is approved by a majority of the votes cast by shareholders represented in person or by proxy at the Meeting and entitled to vote thereon.

Auditors’ Fees

For the years ended December 31, 2011 and 2010, the Corporation incurred the following fees:

	Fiscal 2011	Fiscal 2010
Audit Fees (1)	$385,189	$220,767
Audit Related Fees (2)	$7,810	$311,706
Tax Fees (3)	$84,457	$90,974
All Other Fees (4)	$2,200	$Nil

(1)	“Audit Fees” consist of the aggregate fees billed by Deloitte for professional services rendered by it for the audit of our annual financial statements, review of quarterly financial statements or services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.
(2)	“Audit Related Fees” consist of the aggregate fees billed by Deloitte for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. Services provided include review of complex accounting issues and work related to the audit of internal controls.
(3)	“Tax Fees” consist of the aggregate fees billed by Deloitte for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services, related to commodity taxes and review and filing of our income tax returns.
(4)	“All Other Fees” consist of fees billed by Deloitte for products and services other than fees noted above.

4.	Other Matters

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters, which are not currently known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

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Statement of Executive Compensation

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis (“CD&A”) describes and explains the Corporation’s policies and practices with respect to the compensation of its named executive officers, being each of Chief Executive Officer (the “CEO”), its current Chief Financial Officer (the “CFO”), the three most highly compensated executive officers other than the CEO and CFO (collectively, with the CEO and the CFO, the “NEOs”) and any individual who would have been included as one of the three most highly compensated executives officers, previously described but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end 2011.

Unless otherwise noted, all compensation described in this statement is awarded to, earned by, paid to, or payable to an NEO in Canadian dollars. Unless otherwise noted, all compensation amounts have been converted into United States dollars at the following Bank of Canada annual average rates:

Fiscal 2011: US $1.00 = CDN $1.0110

Fiscal 2010: US $1.00 = CDN $0.9709

Fiscal 2009: US $1.00 = CDN $0.8757

Any compensation amounts included in this statement that are in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

Overview of compensation philosophy

The Corporation’s executive compensation philosophy is to provide competitive compensation to attract and retain talented staff capable of achieving the Corporation’s strategic and performance objectives. Accordingly, an appropriate portion of total compensation is variable and linked to achievement of goals, both corporate and individual. Consistent with this philosophy, the primary objectives of the Corporation’s compensation program for its NEOs are:

•	to attract and retain talented, high-achieving executives who will contribute to the success of the Corporation and increase of long-term shareholder value;

•	to motivate the executive management team to meet and exceed operating targets and long-term strategic goals; and

•	to align the interests of management and the Corporation’s shareholders by emphasizing performance-based compensation that recognizes individual and Corporate performance, and which helps to increase long-term shareholder value.

The compensation program seeks to align management interests with shareholder interests through both short and long-term incentives linking compensation to performance. The short-term incentive is in the form of an annual cash bonus while the longer-term incentive is in the form of stock option grants, which creates a direct correlation between variations in the Corporation’s stock price and the compensation of the NEO.

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Compensation Committee

The Corporation’s Compensation Committee (the “Committee”) was formed by the Board of Directors on September 20, 2007, to assist the Board in discharging the Board’s oversight responsibilities relating to the compensation, development, succession and retention of the CEO and all senior executives and employees, and the establishment of fair and competitive compensation and performance incentive plans.

The Committee consists of three directors, Carey Diamond, Blaine Hobson and Robert Courteau. All of these directors are considered independent within the rules of United States and Canadian securities laws. The relevant experience and skills that enable the members to make decisions on the suitability of the company’s compensation policies and practices are described in Section 2 of this document.

The Committee’s responsibilities include the following:

•	recommend to the Board the appointment/termination of the CEO;

•	at least annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those corporate goals and objectives and make recommendations to the Board with respect to the CEO’s compensation level based on that evaluation;

•	based on recommendations from the CEO and other applicable management, recommend to the Board the appointment, promotion, termination and compensation of the CEO’s direct reports and other senior officers;

•	annually review IMRIS’s development and succession plans and review and recommend to the Board the annual corporate compensation plan and guidelines, including compensation and benefits programs, which the Committee may, in its sole discretion, meet directly with outside advisors/consultants who have been engaged to provide advice in this regard;

•	establish and monitor the terms and conditions of stock option, stock purchase or other equity compensation plans (the “Plans) and any related agreements and amendments to the Plans, act as the Board committee responsible for administering the Plans, including reviewing, approving and recommending to the Board awards under the Plans;

•	recommend to the Board from time to time the amount, determination and payment of remuneration to be paid by IMRIS to the members of the Board in light of their time commitment, fees paid by comparable companies and their responsibilities;

•	assist the CEO by reviewing major organizational changes and significant new human resources policies/programs or material changes to existing human resource policies and programs and ensuring that human resources policies are in compliance with applicable laws and regulations;

•	produce an annual report on executive compensation and review all executive compensation disclosure prior to its public disclosure by IMRIS; and

•	review and monitor the overall employment environment and consider any other human resources issues as it considers appropriate or as may be referred to it by the Board.

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Role of Management in Determining Compensation

Although the Committee is responsible for determining and, where necessary, making recommendations to the Board on the Compensation of the Corporations’ NEOs, the CEO and the Executive Vice President Human Resources assist the Committee in this process. The CEO and Executive Vice President Human Resources assist the Committee by compiling information to be used by the Committee in its compensation determinations, documenting historical compensation levels and methods used by the Corporation, reviewing and reporting on the performance of the NEOs, other than the CEO, and by compiling and assessing, where appropriate, information respecting the compensation levels of the executive officers of other companies comparable to the Corporation.

Prior to the formation of the Committee in September 2007, the compensation plans for all senior executives, establishing their respective base salaries, as well as the incentive compensation plans for 2007 and prior years, had been set by the CEO, based on standard industry terms and conditions. The CEO was also responsible for the establishment of both corporate and personal objectives for purposes of evaluating the performance of the senior executives under the Senior Management Incentive Program (“SMIP”) for those years.

In 2010, the Compensation Committee sought to receive expert independent advice from an advisor who reports directly to the Committee. The advisor’s primary role is to support the Committee and to act only on instructions provided or approved by the Committee Chair. The advisor does not perform work on any other IMRIS mandate. Towers Watson has been engaged as the Committee’s advisor. The analyses and advice provided by Towers Watson, include, but are not limited to, compensation philosophy, the establishment of peer groups, market compensation practices and levels, guidance on annual total direct compensation recommendations for the CEO and other Senior Executive Team members, incentive compensation plan design and retirement benefits.

The Towers Watson Report included an assessment of the competitive positioning of the Corporation’s compensation practices relative to a group of comparator companies. The peer group agreed to by the Corporation and Towers Watson for the purpose of this study was Accuray Inc., DALSA Corp., DragonWave Inc., Stereotaxis Inc., and Tomotherapy Inc.

Elements of Executive Compensation

Compensation of the Corporation’s NEOs for the fiscal year ended December 31, 2011 included the following components:

•	base salary;

•	an annual cash bonus pursuant to the SMIP;

•	long term incentives in the form of stock options granted pursuant to the SMIP, in respect of new hires, granted in consideration of the executive’s acceptance of an offer of employment by the Corporation; and retention grants for select NEOs; and

•	retirement benefits under the Corporation’s defined contribution plan.

The Corporation believes that these elements of compensation, when combined, provide an appropriate mix of conventional and incentive-based compensation. The base salary, on the one hand, provides for a stable income while the incentive compensation under the SMIP (as described below) provide an important mix of both short-term incentive in the form of an annual cash bonus and a longer-term incentive in the form of stock options. As of the date of this filing, the Company does not anticipate making any significant changes to its compensation policies and practices in the next financial year.

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Base Salary

The base salary of the NEOs, other than the CEO, was determined by the CEO prior to the formation of the Compensation Committee in 2007, and was established at levels to be able to attract the qualified executives and generally consistent with the compensation offered at that time for similar roles at comparable companies. These base salaries were reviewed and validated as part of the 2010 Towers Watson review of Executive Compensation commissioned by the Compensation Committee of the Board. Further, the Corporation recognizes that the NEOs function as an integrated team and therefore the base salaries were established such that individuals with a similar level of responsibility were treated comparably to one another.

Prior to the closing of the initial public offering of our shares on November 2, 2007, the CEO did not receive any base salary or annual cash bonus. In lieu thereof he was granted stock options. In conjunction with the completion of the initial public offering, the Committee met informally to determine an appropriate compensation plan and employment agreement for the CEO, which took effect from the date of the closing of the initial public offering. In establishing the compensation plan for the CEO, the Committee took into consideration the compensation levels for the other senior executives of the Corporation as well as general market rates for similar positions, which once again were reviewed and validated as part of the Towers Watson review of Executive Compensation referenced above.

The base salaries of the Corporation’s NEOs as at December 31, 2011 and 2010 are set out in the table below.

Name	Title	Base Salary for Fiscal 2011		Base Salary for Fiscal 2010
		CDN	USD	CDN	USD
H. David Graves(1)	Chief Executive Officer	$450,000	$454,950	$400,000	$388,373
Kelly McNeill	Executive Vice President Finance and Administration and CFO	$240,000	$242,640	$240,000	$233,024
Amy Boyle(2)	Executive Vice President Marketing	-	$240,000	-	$240,000
Meir Dahan	Executive Vice President Research and Development	$245,000	$247,695	$245,000	$237,878
Denis Sutton	Executive Vice President Human Resources	$245,000	$247,695	$245,000	$237,878
Ed Richmond(3)	Chief Operating Officer	$325,000	$328,575	$325,000	$315,553

(1)	Mr. Graves’ base salary was increased to $450,000 effective May 2011.
(2)	Ms. Boyle’s base salary is paid in US dollars.
(3)	Mr. Richmond retired from the organization effective October 3, 2011.

Senior Management Incentive Plan (SMIP)

The Corporation introduced the SMIP in 2007 to provide for both short and long term incentives for personal and corporate performance. The incentives provided under the SMIP provide a variable component in the executive compensation to motivate executive performance, to ensure that it is aligned with the Corporation’s overall performance, and to recognize the executive’s initiatives to improve the operational efficiency and execution of strategic initiatives to grow the Corporation.

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Short-term Incentive

The short-term portion of the SMIP provides for an overall cash bonus expressed as a target percentage of the base salary of the executive, which is 60% in respect of the CEO and 30% in respect of the other NEOs, based on the achievement of both personal and corporate objectives compared to targets established annually by the Committee. The SMIP establishes certain thresholds to determine the achievement of the corporate objectives, and further provides that the executives may earn up to 150% of the targeted incentives where the performance targets are exceeded.

The short-term portion of the SMIP is weighted 100% toward the attainment of corporate objectives for the CEO and 70% towards the corporate objectives and 30% toward the attainment of personal objectives, in respect of the other NEOs. The corporate objectives are established by the Committee on an annual basis; taking into consideration the strategic and tactical goals of the Corporation. For 2011, these included the attainment of targeted bookings1, recognized revenues, gross margin percentages and operating income levels.

Amounts earned under the short-term portion of the SMIP, for the fiscal year, are awarded in the next year, after the approval of the annual Financial Statements by the Board. At the option of the executive, the short-term incentive can be awarded in the form of an annual cash bonus or stock options granted pursuant to the terms of the Option Plan. Where the award or portion of the award is satisfied through stock options, the number of options granted is equal to the total value of the applicable cash component, determined using a derivative of the Black Scholes option value at the beginning of the year.

The Committee’s assessment of personal performance involves a subjective judgement that takes into account many factors, including the NEOs’ ability to manage their respective functional organizations as well as their ability to meet performance objectives set for their area of responsibility. For 2011, the Committee recognized the group efforts of the executive team, for only personal objectives achieved.

The following table sets out the cash bonuses awarded to the NEOs in March 2012 in respect of the 2011 year.

Name	Title	Cash bonus		Stock Options
		CDN	USD	(#)
H. David Graves	CEO	-	-	-
Kelly McNeill	Executive Vice President Finance and Administration and CFO	$21,600	$21,838	-
Amy Boyle(1)	Executive Vice President Marketing	-	$21,600	-
Meir Dahan	Executive Vice President Research and Development	$22,000	$22,242	-
Denis Sutton	Executive Vice President Human Resources	$18,000	$18,198	-
Ed Richmond(2)	Chief Operating Officer	-	-	-

(1)	Ms. Boyle’s bonus is paid in US dollars.
(2)	Mr. Richmond retired from the organization effective October 3, 2011.

 1 Bookings are defined as purchase orders taken into backlog in the period.

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Long-term Incentive

The Corporation has established an employee stock option plan (the “Option Plan”) for employees, directors, officers and consultants that governs all options granted to date and all future option grants made under the Option Plan. The Option Plan was established to provide additional incentives to attract retain and motivate our directors, officers, employees and consultants.

The Corporation generally grants options to all employees, including its executives, under the Option Plan at the time they are hired. Additional options are also issued in the form of annual grants, which were introduced in 2011 under the amended SMIP. The Corporation believes that the grant of options under the Option Plan comprises an important element of the executives’ compensation. The Committee believes this is appropriate because it creates a strong correlation between variations in the share price and the compensation of its executives thereby aligning their interests with those of the Corporation’s shareholders. The options vest over time, and have a term of six years, which encourages the long-term retention of the Corporation’s executive officers and employees.

The Committee considers a number of factors when determining the number of options to be granted. One such factor is the number of options granted to executives in the past, which is reviewed to ensure that individuals with a similar level of responsibility are treated comparably. The Committee also considers the number of options remaining or available to be granted under the Option Plan at the time of grant and therefore available for future grants for either recruitment or incentive purposes.

For 2011, additional retention grants were given to three NEOs in recognition of the value they are seen to provide in the organization’s future growth and success.

Options granted to the NEOs during the 2011 year included the award of options in March 2011 in respect of the long-term portion of the SMIP as well as retention grants, as reflected in the following table.

Name	Options Granted in 2011
	Long-term incentive Options(1)		Retention Options(2)
	Number	Exercise Price CDN	Number	Exercise Price CDN
H. David Graves	57,150	$7.18	-	-
Kelly McNeill	25,715	$7.18	100,000	$2.73
Amy Boyle	25,715	$7.18	100,000	$2.73
Meir Dahan	26,250	$7.18	100,000	$2.73
Denis Sutton	26,250	$7.18	-	-
Ed Richmond(3)	40,625	$7.18	-	-

(1)	Options were issued effective March 3, 2011.
(2)	Options were issued effective November 17, 2011.
(3)	Mr. Richmond retired from the organization effective October 3, 2011. As of the date of this proxy, these options have been cancelled.

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Retirement Benefits

The Corporation maintains a defined contribution pension plan for all its employees, including the NEOs. Under the plan, the NEO may make contributions of up to 6 per cent of the NEO’s base salary, subject to statutory limits, and the Corporation matches 50% of the NEO’s contributions. All contributions made to the plan, whether the individual’s contribution or the Corporations matching contribution, vest in favor of the NEO immediately.

As at December 31, 2011, four of the NEOs were participating in the defined contribution pension plan.

Employment Agreements

Each of the NEOs as at December 31, 2011 is party to an employment agreement with the Corporation that provides for payments and benefits on the involuntary termination of such executive without cause. The agreements have an indefinite term, subject to certain termination provisions within the agreement. The agreements provide for a base salary and enrolment in the SMIP. The agreements contain non-solicitation and non-competition covenants in favor of the Corporation, which apply during the term of the executive’s employment and for a period of 12 months (24 months in the case of the CEO) following the termination of employment. The agreements also contain non-disclosure covenants in favor of the Corporation, which apply indefinitely. In addition, the agreements provide that if the executive is terminated for any reason other than for cause, they will receive an amount equal to one year's base salary plus any earned bonus. The executives will also receive benefits, excepting long-term disability insurance, for one year following termination, or alternatively will receive one or more payments equal to the cost of replacing the benefits for the same period.

All unvested stock options previously granted to the NEOs would lapse upon the termination of employment and the vested options would remain exercisable for a period of 90 days after termination before expiring.

In the case of a change of control of the Corporation, all of the executive’s outstanding options will vest, to the extent that they were previously unvested.

Compensation Risk Considerations

The Compensation Committee considers in establishing and reviewing executive compensation programs, whether the programs encourage unnecessary or excessive risk taking. The Company, after reviewing and discussing the compensation programs with the Compensation Committee believes the programs are balanced and do not motivate unnecessary or excessive risk taking2.

Base salaries are fixed in amount thus do not encourage risk taking. While the performance based awards focus on the achievement of short term or annual goals, the short terms may encourage the taking of short-term risks at the expense of long term results, the Company’s performance based award program represents a small percentage of employee’s compensation opportunities. Performance based awards are based on various personal and company-wide metrics.

Funding of the awards is capped at the company level and the distribution of funds to the executive officers is at the discretion of the Compensation Committee.

Long-term equity awards are important to further align employees’ interests with those of the Company’s share- holders. The ultimate value of the awards is tied to the Company’s stock price and since awards are staggered and subject to long-term vesting schedules, they help ensure that Executives have significant value tied in long-term stock price performance.

2 The Organization does not currently engage in hedging activities. As such, NEOs and Directors are not engaged in activities that permit them to purchase financial instruments that are designed to hedge or offset a decrease in the market value of equity securities held directly or indirectly by the NEO or Director.

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Performance Graph

On November 2, 2007, the Corporation completed its initial public offering and the Common Shares began trading on TSX under the symbol IM. The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index for the period commencing on November 2, 2007 (the date that the Common Shares began trading on the TSX) and ending on December 31, 2011.

The NEOs cash compensation is not based on the performance of the Corporation’s stock price, and therefore the NEOs compensation may not directly compare to the trend shown below.

Cumulative Total Return on $100 CDN Investment:

	November 2, 2007	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
Common Shares	$100	$99.50	$25.00	$88.33	$94.67	$46.00
S&P/TSX Total Return Index	$100	$96.25	$62.53	$81.73	$93.53	$83.18

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Summary Compensation Table

The following table provides a summary of total compensation earned by each NEO of the Company for Fiscal 2011, Fiscal 2010 and Fiscal 2009. Information presented reflects compensation paid to each NEO during each fiscal period noted, as well as such compensation related to performance during each year granted, paid or to be paid after the end of the fiscal years.

Name	Year	Salary	Option- based awards (1)(2)	Non-equity incentive plan compensation		Pension value(3)	All other compensation(4)	Total compensation
				Annual incentive plans	Long term incentive plans
		($)	($)	($)	($)	($)	($)	($)
H. David Graves Chief Executive Officer(5)	2011	437,452	320,008	-	-	-	-	757,460
	2010	388,373	-	62,314	-	-	-	450,687
	2009	363,742	16,750	118,391	-	-	-	498,883
Kelly McNeill(6) Executive Vice President Finance and Administration, Chief Financial Officer	2011	242,640	290,883	21,838	-	7,279	-	562,640
	2010	216,966	43,113	28,041	-	4,033	-	292,153
	2009	55,572	248,691	-	-	-	-	304,263
Amy Boyle(7) Executive Vice President Marketing	2011	240,000	266,676	21,600	-	4,985	56,260	589,521
	2010	110,826	277,915	12,033	-	831	12,983	414,588
	2009	-	-	-	-	-	-	-
Meir Dahan Executive Vice President Research & Development	2011	247,695	293,882	22,242	-	7,431	-	571,250
	2010	237,654	176,367	28,626	-	6,643	-	449,290
	2009	204,605	7,067	-	-	6,138	-	217,810
Denis Sutton Executive Vice President Human Resources	2011	247,695	146,990	18,198	-	7,431	-	420,314
	2010	236,198	184,988	28,626	-	6,915	-	456,727
	2009	214,608	7,412	-	-	6,438	-	228,458
Edward Richmond(8) Chief Operating Officer	2011	247,695	236,853	-	-	5,523	281,756	771,827
	2010	315,553	117,577	50,630	-	-	26,701	510,461
	2009	272,806	9,422	33,298	-	-	30,312	345,838

(1)	Option based awards consist of options granted to an executive officer at the time they commence employment with the Corporation, annual awards under the Senior Management Incentive Program, and retention grants for certain executives. The Corporation has never granted share appreciation rights to any of its directors, officers, or employees.
(2)	The fair value of these awards is calculated using the Black-Scholes-Merton option valuation model based on the share price at the time of the grant, a risk free rate based on Canadian bond yields, estimated life based on the historic life of the options and a volatility rate based on IMRIS’s historic share price. For accounting purposes, the option value is recorded in the financial statements over the vesting period of the options.
(3)	These entries represent amounts contributed by the Corporation under the Defined Contribution Plan described above.
(4)	The other compensation paid to Ms. Boyle in 2011 and 2010 are taxable living allowance payments. Other compensation payments for Mr. Richmond in 2011 are amounts related to his retirement, which include a retiring allowance, payment for unused vacation, pension payments and benefits. Other compensation payments for Mr. Richmond in 2010 and 2009 relates to payouts for unused vacation.
(5)	Mr. Graves’ base salary was increased to $450,000 starting May 2011. Mr. Graves does not receive compensation related to his role as Chairman.
(6)	Mr. McNeill joined the Corporation in September 2009.
(7)	Ms. Boyle joined the Corporation in July 2010. All compensation included in the table, except options is paid in US dollars.
(8)	Mr. Richmond retired from the organization effective October 3, 2011.

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Outstanding Option Based Awards

The following table sets out all of the options that had been granted and are outstanding to any of the NEOs as at December 31, 2011.

Option Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN)	Option expiration date	Value of unexercised in the money options(1)
H. David Graves	500,000	$6.00	2-Nov-2013	-
	26,667	$5.00	7-Mar-2014	-
	18,939	$2.01	27-Feb-2015	$13,967
	23,948	$7.27	16-Feb-2017	-
	57,150	$7.18	03-Mar-2018	-
Kelly McNeill	100,000	$5.60	02-Nov-2015	-
	13,943	$6.45	03-Mar-2016	-
	10,776	$7.27	16-Feb-2017	-
	100,000	$2.73	17-Nov-2017	$2,950
	25,715	$7.18	03-Mar-2018	-
Amy Boyle	100,000	$5.52	10-Nov-2016	-
	4,490	$7.27	16-Feb-2017	-
	100,000	$2.73	17-Nov-2017	$2,950
	25,715	$7.18	03-Mar-2018	-
Meir Dahan	125,000	$5.00	07-Mar-2014	-
	7,990	$2.01	27-Feb-2015	$5,892
	57,038	$6.45	03-Mar-2016	-
	11,001	$7.27	16-Feb-2017	-
	100,000	$2.73	17-Nov-2017	$2,950
	26,250	$7.18	03-Mar-2018	-
Denis Sutton	160,000	$2.25	12-Mar-2013	$80,237
	8,333	$5.00	07-Mar-2014	-
	8,380	$2.01	27-Feb-2015	$6,180
	59,826	$6.45	03-Mar-2016	-
	11,001	$7.27	16-Feb-2017	-
	26,250	$7.18	03-Mar-2018	-
Ed Richmond(2)	14,259	$6.45	15-Feb-2012	-
	13,125	$5.00	15-Feb-2012	-
	750,000	$2.25	15-Feb-2012	$376,112
	6,658	$2.01	15-Feb-2012	$4,910

(1)	The value of the unexercised in the money options were converted to US dollars using the Bank of Canada closing rate of 0.9833 on December 30, 2011.
(2)	Mr. Richmond retired from the organization effective October 3, 2011. As of the date of this proxy, all his outstanding options have either been forfeited or exercised.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentives earned by the NEOs or vested in their favor during the 2011 year.

Name	Option based awards - Value vested during the year (1)	Share based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
H. David Graves	$132,389	-	-
Kelly McNeill	$38,537	-	$21,838
Amy Boyle(2)	-	-	$21,600
Meir Dahan	$58,165	-	$22,242
Denis Sutton	$75,305	-	$18,198
Edward Richmond(3)	$22,306	-	-

(1)	The value of options based awards vested during the year is calculated as the difference in fair market value of the shares and the exercise price per share on the date they vested in favor of the NEO.
(2)	Ms. Boyle’s bonus is paid in US dollars.
(3)	Mr. Richmond retired from the organization effective October 3, 2011.

Pension Plan Benefits - Defined Contribution Plan

The Company contributes to a defined contribution Employee Pension Plan for all its employees, including NEO’s. The Company makes a matching contribution equal to 50% of the employee’s contribution, to a maximum of 3% of the employee’s annual remuneration (subject to regulatory maximums). Employer contributions vest immediately.

The following table sets out contributions and year-end values of the defined contribution pension plan for the NEOs as at December 31, 2011.

Name	Accumulated value at start of year(1)	Compensatory(2)	Accumulated value at year end (3)
H. David Graves(4)	-	-	-
Kelly McNeill	$13,272	$7,279	$33,236
Amy Boyle	$8,951	$4,985	$31,328
Meir Dahan	$37,294	$7,431	$57,223
Denis Sutton	$68,185	$7,431	$87,651
Edward Richmond(5)	-	$5,523	$15,518

(1)	Accumulated values at the start of the year were converted to US dollars using the Bank of Canada noon exchange rate of 1.0014 as of January 4, 2011.
(2)	Compensatory values for the NEOs were converted to US dollars using the Bank of Canada annual average rate of 1.0110 for Fiscal 2011.
(3)	Accumulated values at the end of the year were converted to US dollars using the Bank of Canada closing rate of 0.9833 as of December 30, 2011. The “Accumulated value at the year-end” is not the sum of the “Accumulated value at the start of the year” column and the “Compensatory” column because different exchange rates are used in each case.
(4)	Voluntarily chose not to participate in the plan during the year.
(5)	Mr. Richmond retired from the organization effective October 3, 2011. Prior to 2011, Mr. Richmond voluntarily chose not to participate in the plan.

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Termination and Change of Control Benefits

Each of the NEOs is party to an employment agreement with the Corporation that sets forth certain instances where payments and other obligations arise upon termination of their employment and/or upon a change of control.

These employment agreements provide for the following payments and benefits upon termination without just cause:

•	A lump sum payment in respect of twelve months base salary, and
•	A lump sum payment in respect of any earned bonus to the date of termination.
•	In addition, the NEO is entitled to continue to receive benefits under the Corporation’s employee group benefit plans, save and except for long term disability, for a period of one year or the NEO would be entitled to a payment equal to the cost of replacing such benefits for that period.

All unvested stock options previously granted to the NEOs would lapse upon the termination of employment and their vested options would remain exercisable for a period of 90 days after termination before expiring.

In addition to the above, in the event of a change of control of the Corporation, all of the options previously granted to the NEOs would immediately vest in favor of the NEO.

Payments on Termination

The following table describes, as at December 31, 2011, the payments each NEO would receive in connection with any termination, resignation, retirement, change in control of the company or a change in the NEO’s responsibilities.

Name	Estimated Payment(1)
	Salary	Other
H. David Graves(2)	2 years’ salary	1 year benefits and eligible bonus
Kelly McNeill	1 year salary	1 year benefits and eligible bonus
Amy Boyle	1 year salary	1 year benefits and eligible bonus
Meir Dahan	1 year salary	1 year benefits and eligible bonus
Denis Sutton	1 year salary	1 year benefits and eligible bonus
Ed Richmond(3)	1 year salary	1 year benefits and eligible bonus

(1)	Estimated payment is based on termination without just cause. A resignation, termination with just cause, retirement, or a change in control of the company would not trigger a benefit for the NEO.
(2)	Eligible bonus payment would be based on the year the termination becomes effective.
(3)	Mr. Richmond retired from the organization effective October 3, 2011.

Other Considerations

The Role of Compensation Consultants

For 2011, the Compensation Committee retained the services of Towers Watson to conduct a follow up review of CEO compensation based upon the 2010 analysis of executive compensation. The Compensation Committee selected and directly retained the services of Towers Watson by way of entering into a letter of independence in 2010, which completed a comprehensive analysis of executive compensation.

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Compensation Consultant Fees

For the years ended December 31, 2011 and 2010, the Corporation incurred the following fees related to compensation consultants:

	Fiscal 2011	Fiscal 2010
Executive Compensation – Related Fees(1)	$398	$32,500
All Other Fees(2)	$Nil	$Nil

(1)	“Executive Compensation – Related Fees” consist of the aggregate fees billed by Towers Watson for services related to determining compensation for the Company’s directors and executive officers.

(2)	“All Other Fees” consist of any aggregate fees billed by Towers Watson that are not reported under “Executive Compensation – Related Fees”.

Compensation of Directors

In 2011, the Corporation’s non-executive directors (for the purposes of this section, the ‘‘Directors’’) received an annual cash retainer of CDN $40,000 plus an additional amount of CDN $1,500 per meeting. In addition, the Chair of the Audit and Governance Committee received a CDN $25,000 fee for serving in such capacity and the Chair of the Compensation Committee received an additional fee of CDN $15,000 for serving in such capacity. All of the directors are eligible to recover out of pocket expenses to attend any meetings of the directors or committees thereof.

All new non-executive Directors are eligible to receive option awards. The Corporation believes that the option grants to Directors enable it to recruit qualified individuals to serve on the Board and ensure they have a significant stake in the performance of the Corporation. The Compensation Committee will recommend the appropriate number of options grants to any new non-executive Directors.

The Compensation Committee is responsible to review the Directors’ overall compensation levels. The Committee undertook a review of the fees for 2011 and determined there was no requirement to increase the fees to ensure that the cash portion of the Corporation’s director compensation remains competitive. The review did reveal however, a shortcoming in the equity portion of Directors’ overall compensation. As a result, additional options were granted to all Board members.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s non-executive directors during the financial year ended December 31, 2011.

Name	Fees earned	Option awards (1)(2)	Non-equity incentive plan compensation	Pension Value	All other compensation	Total
	($)	($)	($)	($)	($)	($)
Robert Burgess	47,143	66,101	-	-	-	113,244
Robert Courteau	48,023	51,412	-	-	-	99,435
Carey Diamond	63,188	88,135	-	-	-	151,323
William Fraser	48,023	66,101	-	-	-	114,124
Blaine Hobson	48,023	51,412	-	-	-	99,435
David Leslie	73,298	102,824	-	-	-	176,122

(1)	Option based awards are the equity portion of compensation for each director for Fiscal 2011. The Corporation has never granted share appreciation rights to any of its directors.
(2)	The fair value of the option awards is calculated using the Black-Scholes-Merton option valuation model at the time of the grant. The grants were issued effective November 17, 2011 at an exercise price of $2.73 and a term of 6 years.

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Directors – Outstanding Unexercised Options

The following table sets out all of the options in favor of the Corporation’s non-executive directors as at December 31, 2011.

Options based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN)	Option expiration date	Value of unexercised in the money options(1)
Robert Burgess	35,000	$5.52	10-Nov-2016	-
	45,000	$2.73	17-Nov-2017	$1,327

Robert Courteau	35,000	$2.25	02-Feb-2013	$17,552
	10,000	$5.60	16-Dec-2015	-
	35,000	$2.73	17-Nov-2017	$1,032
Carey Diamond	25,000	$6.00	02-Nov-2013	-
	10,000	$5.60	16-Dec-2015	-
	60,000	$2.73	17-Nov-2017	$1,770
William Fraser	25,000	$6.00	02-Nov-2013	-
	10,000	$5.60	16-Dec-2015	-
	45,000	$2.73	17-Nov-2017	$1,327
Blaine Hobson	35,000	$2.25	02-Feb-2013	$17,552
	10,000	$5.60	16-Dec-2015	-
	35,000	$2.73	17-Nov-2017	$1,032
David Leslie	25,000	$6.00	02-Nov-2013	-
	10,000	$5.60	16-Dec-2015	-
	70,000	$2.73	17-Nov-2017	$2,065

(1)	The value of the unexercised in the money options were converted to US dollars using the Bank of Canada closing rate of 0.9833 on December 30, 2011.

Directors - Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentives earned by the non-executive directors or vested in their favour during the 2011 year.

Name	Option based awards – Value vested during the year(1)	Share based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Robert Burgess	-	-	-
Robert Courteau	$14,199	-	-
Carey Diamond	$8,590	-	-
William Fraser	$8,590	-	-
Blaine Hobson	$14,199	-	-
David Leslie	$8,590	-	-

(1)	The value of options based awards vested during the year is calculated as the difference in fair market value of the shares and the exercise price per share on the date they vested in favor of the applicable director.

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DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for the benefit of its directors and officers against liability incurred by them in their respective capacities as directors and officers. The total amount of insurance coverage, as at the end of the last fiscal year, for the directors and officers as a group was $35,000,000. The deductible is $100,000. The annual premium payable by the Corporation in respect of such insurance is $325,900. The premium for this policy is not allocated between directors and officers as separate groups. The directors and officers are not required to pay any premium in respect of this insurance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Corporation’s equity compensation plans as at December 31, 2011.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights CDN	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by the security holders	4,162,061	$4.23	2,584,205
Equity compensation plans not approved by the security holders	None	$-	None

(1)	Excludes securities reflected in the first column.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness owed to the Corporation during the fiscal year ended December 31, 2011 by any individual who was a director, executive officer and senior officer of the Corporation (and any associate of the foregoing).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

H. David Graves, the Chief Executive Officer and Chairman of the Board of directors of IMRIS, exercises control over Norpine Holdings Inc. ("Norpine"), a significant shareholder of IMRIS. IMRIS was incorporated by Mr. Graves in May 2005 to acquire the assets of Innovative Magnetic Resonance Imaging Systems Inc. Other than Mr. Graves, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of IMRIS or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect IMRIS.

IMRIS leases air travel time from 5343381 Manitoba Ltd., a company, which is controlled by Mr. Graves. The amount charged to travel expenses during the year ended December 31, 2011 with respect to transactions with this related party totaled $357,107. There were no payable or receivable balances owing to/from 5343381 Manitoba Ltd. as at December 31, 2011. Management has compared the amounts paid by IMRIS for these services against the amounts charged by third parties for similar services and has concluded that the rates charged by 5343381 Manitoba Ltd. are competitive with market rates. Management monitors the competitiveness of these rates and may obtain similar services from a third party should they become available at lower rates.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Corporation consider good corporate governance to be central to the effective operation of the Corporation. As part of the Corporation’s commitment to effective corporate governance, the Board, with the assistance of the Audit and Governance Committee, monitors changes in legal requirements and best practices.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. National Policy 58-201 Corporate Governance Guidelines (“NP-201”) establishes corporate governance guidelines, which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices (“NP 58-101”) which came into effect for financial years ending on or after June 30, 2005, the Corporation is required to disclose its corporate governance practices.

The Board and the Corporation have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements in both the Canada and the United States. Of particular note, the Board together with the Corporation adopted a Code of Business Conduct and Ethics (the “Code”) applicable to all directors, officers and employees of the Corporation. With input from the relevant committees, the Board also devised the charters of the Audit and Governance Committee and the Compensation Committee. The Corporation’s AIF for its 2011 fiscal year is filed on SEDAR at www.sedar.com and the SEC at www.sec.gov and contains, among other things, the full text of the charter of the Audit and Governance Committee.

Set out below is a description of certain corporate governance practices of the Corporation.

Board of Directors

National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With six of seven of the Corporation’s current directors considered independent, the Board is composed of a majority of independent directors. The six independent directors are: Blaine Hobson, Robert Burgess, Robert Courteau, Carey Diamond, William Fraser and David Leslie. One director has material relationships with the Corporation and is therefore not independent. David Graves, President and Chief Executive Officer of the Corporation, is considered to have a material relationship with the Corporation by virtue of his executive officer position and shareholdings.

The Corporation takes steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The independent directors are encouraged to hold meetings and/or discussions without the attendance of management if and when necessary, including during or after the regularly scheduled quarterly Board meetings. The Audit and Governance Committee also has discussions with the auditors without management present. The independent directors have unfettered access to information regarding the Corporation’s activities, and have the ability to engage outside advisors and the power to meet independently of Management.

The Chairman of the Board is considered to have a material relationship with the Corporation by virtue of being the Chief Executive Officer of the Corporation and is therefore deemed not to be an independent director by NP 58-101. However, given the background of the current Chairman and the role of the chair in ensuring that adequate and proper information is made available to the Board, a crucial element for effective corporate governance, in the Board’s view the role of chair is best filled by the Chairman who has intimate knowledge of the Corporation.

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Board Mandate

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and officers of the Corporation, all as more particularly described in the Board Mandate adopted by the Board.

As set out in the Board Mandate, the Board has established two committees to assist with its responsibilities: the Audit and Governance Committee and the Compensation Committee. Each of the Audit and Governance Committee and the Compensation Committee has a charter defining its responsibilities. The Board does not have an executive committee.

The Board Mandate is attached as Appendix “A” to this Circular.

Audit and Governance Committee

The directors have appointed an Audit and Governance Committee consisting entirely of independent directors, being, Carey Diamond, William Fraser and David Leslie, all of whom are financially literate within the meaning of Multilateral Instrument 52-110 (Audit Committees). The responsibilities and mandate of the Audit and Governance Committee are set out in an Audit and Governance Committee Charter. The primary purposes of the Audit and Governance Committee are to:

•	manage, on behalf of the Corporation's shareholders, the relationship between the Corporation and its external auditor and enhance the independence of the external auditor,
•	assist the Board in meeting its financial oversight responsibilities, oversee the audit and financial reporting process and increase the credibility and objectivity of financial reporting,
•	oversee the design, implementation and ongoing effectiveness of a system of internal controls,
•	oversee the process by which the Corporation assesses and manages risk, and
•	identify candidates for director positions.

The Audit and Governance Committee is also responsible for:

•	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting practices, financial reporting, internal accounting controls or auditing matters,
•	establishing procedures for the confidential, anonymous submission by the Corporation’s employees of concerns regarding questionable accounting or auditing matters, and
•	monitoring compliance with the Corporation's Whistleblower Protection Policy on Financial Matters.

The Audit and Governance Committee also takes a leadership role in shaping the Corporation's corporate governance practices by overseeing and assessing the functioning of the Board and the committees of the Board and developing, implementing and assessing effective corporate governance processes and practices. It is also responsible for reviewing and recommending the adoption of the Corporation's strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associated with ensuring an effective system of corporate governance and for overseeing the investigation of any alleged breach of any of these policies.

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Compensation Committee

The Board has appointed a Compensation Committee consisting of three directors being Robert Courteau, Carey Diamond and Blaine Hobson, all of whom are independent. The Compensation Committee ensures the independence of its actions by requiring the presence of a majority of independent directors to convene any meeting of the Compensation Committee. The responsibilities and mandate of the Compensation Committee are set out in a Compensation Committee Charter. The primary purposes of the Compensation Committee are to:

•	assist the Board in discharging the Board's oversight responsibilities relating to the compensation, development, succession and retention of the Chief Executive Officer, President and senior management,
•	establish fair and competitive compensation and performance incentive plans.

Code of Business Conduct and Ethics

The Board has approved a Code of Business Conduct and Ethics (The ‘Code”) for the Company. The Code sets out in detail the core values and the principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and Corporate policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; and reporting responsibilities and procedures.

The code has been filed on and is accessible through SEDAR at www.sedar.com and on the Corporation’s website at www.imris.com.

The Board, through the Audit and Governance Committee, receives reports on compliance with the code. The Board has not granted any wavier of the Code in favour of any directors, officers or employees since the Code was adopted by the Board. Accordingly, no material change has been required or filed.

Prior to the Corporation entering into any “Related Transaction”, the Audit and Governance Committee must review the transaction and recommend its approval or rejection by the Board. A “Related Transaction” means a business transaction or contract between the Corporation and a party in which a director or officer has a direct or indirect interest. This direct or indirect interest could exist by virtue of the following:

i)	the party is the director or officer;
ii)	the director or officer, or their relative or spouse, is on the Board of directors or is an officer of the party entering into such a business transaction with the Corporation; or
iii)	the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with the Corporation.

The Board has approved a number of policies and procedures to provide guidance to employees concerning business conduct. The Corporation has created a document, which references all policies and guidelines that employees are expected to comply to. This document includes the following policies:

•	Code of Business Conduct and Ethics
•	Corporate Disclosure and Confidentiality Policy
•	Insider Trading Policy
•	Whistleblower Protection Policy on Financial Matters

Management provides these policies to employees when starting their employment with the Corporation and they are asked to acknowledge, accept and comply with the policies. Annually, all employees are required to read the policies and acknowledge that they comply with the policies.

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Board and Committee Attendance of Directors

Since the beginning of the fiscal year ended December 31, 2011, the Board of Directors formally met five times, the Audit and Governance Committee formally met five times, and the Compensation Committee formally met two times.

Attendance records of the members of the Board of Directors and committee members with respect to fiscal 2011 are as follows:

Board Member	Board Meetings		Committee Meetings
	Attendance		Committee	Attendance
H. David Graves	5	100%	N/A	N/A	N/A
Robert Burgess	5	100%	N/A	N/A	N/A
Robert Courteau	5	100%	Compensation	1	50%
Carey Diamond	5	100%	Audit and Governance Compensation	5 2	100% 100%
William Fraser	5	100%	Audit and Governance	5	100%
Blaine Hobson	5	100%	Compensation	2	100%
David Leslie	5	100%	Audit and Governance	5	100%

Directorships with Other Issuers

The Corporation and the Board recognize the significant commitment involved in being a member of the Board. Accordingly, the Code requires directors to notify the Chairman prior to serving on another corporate board of directors or with any governmental advisory or charitable organization. The Audit and Governance Committee is responsible for evaluating whether continued membership on the Board is appropriate.

The following are currently directors of other reporting issuers:

H. David Graves	Great-West Lifeco Inc. (TSX)
David Leslie	Enbridge Inc. (TSX & NYSE), Enbridge Gas Distribution Inc. (TSX), Sobeys Inc. (TSX), Empire Company Ltd. (TSX) & Crombie Real Estate Investment Trust (TSX)
Robert Burgess	Adobe Systems Incorporated (NASDAQ), NVIDIA Corporation (NASDAQ)

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Position Descriptions

Position descriptions for the Chairs of the Audit and Governance Committee and the Compensation Committee are set out in the mandates of each of these Committees.

The CEO and Chairman is responsible for the overall management of the Corporation including directly supervising the senior management team. The Board provides the CEO and Chairman with direction at regularly scheduled Board meetings.

Orientation and Continuing Education

The Audit and Governance Committee is responsible for the orientation and education of any new directors. The committee, on behalf of the Board, ensures that every new director has the competencies, skills and time availability required to fill the position adequately. The Corporation provides an orientation program to new directors. The program consists of reports and meetings with senior management of the Corporation to review the business, technology and affairs.

The Corporation also provides directors with continuous opportunities to increase their knowledge and understanding of the Corporation’s business. Briefings on strategic issues are conducted regularly, and typically include reviews of the competitive environment, the Corporation’s performance relative to its peers, and any other developments that could materially affect the Corporation’s business.

As set out by its charter, the Audit and Governance Committee is to at least annually, formally review and make recommendations, on the composition of the Board and its committees, including a review of what skills the Board, as a whole, should possess and currently possesses.

Nomination of Directors

The Board does not have a Nominating Committee. These responsibilities have been assigned to the Audit and Governance Committee under its charter. The committee has the responsibility for proposing new directors to the Board. The committee will review annually the competencies and skills the Board, as a whole should possess and currently possesses and review the appropriate size of the Board in order to facilitate effective decision-making.

Assessments

In 2010, the Board initiated a formal evaluation process to assess the effectiveness and contribution of the Board as a whole, each Committee and the contribution of individual directors. The results of the evaluation and recommendations related thereto were finalized in 2011 and were discussed and considered by the Board. The Chairman of the Audit and Governance Committee receives feedback annually from the other directors to assess the effectiveness of the operation of the Board, its committees and individual directors. When required, he recommends improvements to the Board.

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ADDITIONAL INFORMATION

Financial information for the financial year ended December 31, 2011 is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (“MD&A”). Security holders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should complete the appropriate sections of the proxy or contact the Corporation’s Corporate Secretary at 100-1370 Sony Place, Winnipeg Manitoba, R3T 1N5.

The Corporation’s consolidated financial statements and MD&A for the fiscal period ended December 31, 2011 and other information relating to the Corporation is available on SEDAR at www.sedar.com and the website of the SEC at www.sec.gov.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders, the final day by which the Corporation must receive share holder proposals for the next annual meeting of the shareholders of the Corporation is 90 days before May 13, 2013.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of the Corporation have approved the contents and the sending of this Circular.

DATED: March 23, 2012

/s/ H. David Graves

H. David Graves

Chairman and Chief Executive Officer

IMRIS Inc.

Winnipeg, Manitoba

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APPENDIX “A”

IMRIS INC.

BOARD OF DIRECTORS

MANDATE

Appointment and Composition

Directors of IMRIS Inc. (“IMRIS”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the IMRIS Board of Directors (the “Board”). The Board elects a Chair of the Board (the “Chair”). The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the Canada Business Corporations Act, the Toronto Stock Exchange, the NASDAQ Stock Market and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least 25% of the directors must be “resident Canadian” as defined by the Canada Business Corporations Act and at least a majority of members of the Board must qualify as “independent” directors in accordance with the rules of applicable securities regulators and stock exchanges (collectively, the “Independence Rules” and references herein to “independent” shall satisfy the meaning given into the term in all applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of IMRIS. The Board’s relationship with IMRIS is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of the Company. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship. The Board oversees the operations of IMRIS and supervises its management, which is responsible for the day-to-day conduct of the business. The Board establishes IMRIS’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board also discharges its responsibilities through standing committees which currently include the following committees: Audit Committee and Compensation and Governance Committee. The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)	setting IMRIS’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout IMRIS;

(c)	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and Whistleblower Protection Policy on Financial Matters and, as appropriate, approving any waivers to the Code;

(d)	approving the annual corporate compensation plan and guidelines, including compensation for the CEO, senior management and for individual directors, with recommendations from the Compensation and Governance Committee;

(e)	succession planning, including appointing, training, monitoring and terminating senior management pursuant to the recommendations of the Compensation and Governance Committee;

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(f)	oversight of strategic direction and development and review of ongoing results of operations and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(g)	overseeing internal control and management information systems;

(h)	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(i)	oversight of investor relations and public relations activities and IMRIS’s disclosure policy, with primary emphasis on communication with shareholders, receipt of shareholder feedback and responses to shareholder concern;

(j)	approving annual and interim financial results, MD&A, annual information form, management proxy circulars and their publication;

(k)	overseeing all matter relating to IMRIS’s legal, regulatory and financial integrity; and

(l)	adopting, pursuant to the recommendation of the Compensation and Governance Committee, a system of corporate governance policies and practices, including an annual review.

Executive Sessions

In order to encourage and enhance communication, the independent members of the Board must hold regularly scheduled executive sessions at which only the independent directors are present. It is contemplated that executive sessions will occur at least twice a year and perhaps more frequently, in conjunction with regularly scheduled board meetings.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about IMRIS’s business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit IMRIS offices when appropriate; and

•	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

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Measures for Receiving Shareholder Feedback

IMRIS has developed a Corporate Disclosure and Confidentiality Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange. The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Policy’s objectives.

IMRIS’s spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and the Company maintains extensive material of interest to shareholders and investors on the Company’s web site at www.imris.com.

General

The Board shall review and assess the adequacy of the mandate of the Board annually.

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

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